[AmTrust Financial Services, Inc. Letterhead]

May 7, 2014

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn.: Jim Rosenberg
Washington D.C. 20549

Re:    AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013

Dear Mr. Rosenberg:
As discussed via conference call today with certain members of the Staff of the Securities and Exchange Commission (the “Staff”), AmTrust Financial Services, Inc. (the “Company”) is actively engaged in preparing a supplemental response to its April 8, 2014 correspondence with respect to the above-referenced filing.
Due to scheduling constraints of certain key employees who will help draft its supplemental response and its upcoming Form 10-Q filing, the Company requests an extension to respond to the Staff’s verbal comments on or before May 20, 2014.
If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned or Catherine Miller at (216) 328-6100. Thank you very much.

AMTRUST FINANCIAL SERVICES, INC.

/s/ Ronald E. Pipoly, Jr.
By: Ronald E. Pipoly, Jr.
Its: Chief Financial Officer

cc:    Ibolya Ignat, Securities and Exchange Commission
Donald Abbott, Securities and Exchange Commission
Todd Hardiman, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP